As filed with the Securities and Exchange Commission on June 30, 2004

Registration No.333-72199

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

INFOSYS TECHNOLOGIES LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Republic of India
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS,

formerly Bankers Trust Company (Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Bank Trust Company Americas
ADR Department
60 Wall Street
New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466:	☑	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE
		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Price Per	Aggregate Offering	Registration Fee
Securities to be Registered	Registered	Unit*	Price
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share Representing one share, Rs. 5 par value, of Infosys Technologies Limited (the “shares”)	N/A	$0.05	N/A	N/A

* Each unit represents one American Depositary Share.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2)to the Post-Effective Amendment No. 1 to Form F-6, which form of American Depositary Receipt is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Cross Reference

Location in Form of Receipt
Item Number and Caption		Filed Herewith as Prospectus
1.	Name and address of depositary	Face of Receipt, Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, Introductory Article

Terms of Deposit:

Location in Form of Receipt
Item Number and Caption			Filed Herewith as Prospectus
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Introductory Article upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Articles 15 and 16

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Article 12

	(iv)	The transmission of notices, reports and proxy soliciting material Receipt, Article 15	Face of Receipt, Article 11, Reverse of

	(v)	The sale or exercise of rights	Reverse of Receipt, Article 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Article 3, Reverse of Receipt, Articles 12 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Articles 20 and 21

	(viii)	Rights of holders of American Depositary Receipts to inspect the Depositary and the list of holders of Receipts	Reverse of Receipt, Article 11

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Articles 2, 4 and 6

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt, Articles 13, 18 and 21

3.	Fees and Charges		Face of Receipt, Article 7

Item 2. AVAILABLE INFORMATION

Public reports furnished by issuer			Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Amended and Restated Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of April 7, 2003 among Infosys Technologies Limited (the “Company”), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary, as to the legality of the securities being registered. Previously filed

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on June 28, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Registered Shares, Par Value Rs. 5 each, of Infosys Technologies Limited.

By:	Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Paul Martin

Name: Title:	Paul Martin Vice President

By:	/s/ William Fahey

Name: Title:	William Fahey Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Infosys Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 28, 2004.

Infosys Technologies Limited
By:	/s/Nithyanandan Radhakrishnan
	Name:	Nithyanandan Radhakrishnan
	Title:	Corporate Counsel

By:	/s/Nandan M. Nilekani
	Name:	Nandan M. Nilekani
	Title:	Chief Executive Officer, President and Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 28, 2004.

Signature	Title
* N.R. Narayana Murthy	Chairman of the Board and Chief Mentor
/s/Nandan M. Nilekani Nandan M. Nilekani	Director, Chief Executive Officer, Managing Director and President (Principal Executive Officer)
* T.V. Mohandas Pai	Officer and Head — Finance Director, Chief Financial and Administration (Principal Financial and Accounting Officer)

Signature	Title
* Deepak Satwalekar	Director
* Marti G. Subrahmanyam	Director
* Philip Yeo	Director
* Jitendra Vir Singh	Director
* Omkar Goswami	Director
* Larry Pressler	Director
* Rama Bijapurkar	Director
* Claude Smadja	Director
* S. Gopalakrishnan	Director, Chief Operating Officer, Deputy Managing Director and Head — Customer Service and Technology
* K. Dinesh	Director and Head - Human Resources Development, Information Systems, Quality and Productivity, and Communication Design Group

Signature	Title
* S.D. Shibulal	Director and Head — Customer Delivery (U.S. Representative)
* Srinath Batni	Director and Head — Delivery (West North America)

By:	/s/Nandan M. Nilekani	Attorney-in-fact

Nandan M. Nilekani

Infosys Technologies Limited		Authorized Representative in the United States

By:	/s/ S.D. Shibulal

	Name:	S.D. Shibulal
	Title:	Director and Head — Customer Delivery

*	Original powers of attorney authorizing Nandan M. Nilekani to sign this amendment to the Registration Statement on behalf of the above-named directors and executive officers have been filed with the Commission.

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment No. 1 to Deposit Agreement
(e)	Rule 466 certification